Exhibit 99.1

Wearable Devices and Encord Sign Strategic Collaboration Agreement to Advance Neural-Enhanced Data for Physical AI

Collaboration aims to combine Wearable Devices’ Neural Intent data with Encord’s Physical AI data infrastructure to support richer multimodal training data for advanced Physical AI and robotics applications

YOKNEAM ILLIT, ISRAEL, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered neural sensing wearables, today announced that it has entered into a strategic collaboration agreement with Cord Technologies, Inc. (“Encord”), an AI data infrastructure company focused on Physical AI.

The collaboration brings together Wearable Devices’ wrist-based neural sensing technology with Encord’s Physical AI data infrastructure and visual data capabilities, with the goal of creating richer multimodal training data for Physical AI systems. By combining neural signals associated with human movement and intent with visual information, the companies aim to enhance how Physical AI systems learn from and interpret complex human actions. On the Wearable Devices side, the collaboration is led by Kavana, the Company’s Physical AI business unit.

The agreement establishes a commercial framework for Encord to purchase Wearable Devices’ wrist-worn devices and use data collected through those devices, subject to the agreement’s licensing and commercialization terms. It builds on the companies’ existing evaluation relationship and supports their efforts to evaluate the combination of neural and visual information for Physical AI applications.

Wearable Devices’ wrist-worn technology, including Mudra Pro and Mudra Ultimate, captures surface electromyography (“sEMG”) signals associated with neuromuscular activity underlying hand and finger movement. The Company refers to this information as “Neural Intent” data, reflecting its potential use in interpreting movement-related intent rather than a direct measurement of a person’s thoughts or intentions.

This neuromuscular information is intended to complement vision-based data, particularly in scenarios involving occlusion, where fingers, hands or objects may be partially obscured from camera view. Such conditions can affect vision-based estimation of hand poses and movements. The collaboration aims to evaluate whether adding wrist-based sensing data can provide useful complementary information in these settings.

Combining neuromuscular and visual information may provide richer training data for dexterous hand manipulation and other advanced Physical AI applications. By adding synchronized neuromuscular signals to visual data, the companies aim to evaluate whether the combined data can provide a more complete representation of human hand movement and associated muscle activity than vision alone.

Under the collaboration, Encord may use data collected through Wearable Devices’ devices to create and provide datasets and other processing outputs to third-party developers, subject to the agreement’s licensing, payment and commercialization terms. The companies also intend to explore opportunities to support developers of Physical AI systems, humanoid robotics and advanced robotic manipulation applications. Any joint development work would be subject to separate written agreements.

The agreement provides for device sales and usage-based compensation to Wearable Devices for qualifying data-collection activity. Any future commercial activity will depend on customer demand and implementation of the collaboration.

The collaboration creates a potential pathway for providing Physical AI developers with differentiated training data that combines what a camera can observe with neuromuscular information associated with the underlying human action.

“Physical AI systems need increasingly rich data to understand not only what is happening in the physical world, but also the nuances of how human actions are performed,” said Leeor Langer, Chief Technology Officer of Wearable Devices. “Vision is a critical component of that process, while our Neural Intent technology can add another layer of information by capturing neuromuscular signals directly from the wrist. Together with Encord’s Physical AI data infrastructure, we believe this combination can create differentiated multimodal training data for increasingly sophisticated Physical AI and robotics systems.”

Langer continued, “Importantly, we are already working together on data collection, testing and integration. This collaboration represents another important step in extending our neural sensing technology beyond human-computer interaction and into the rapidly developing Physical AI ecosystem, while creating potential new commercial applications around the data generated by our technology.”

The collaboration supports Wearable Devices’ broader strategy of positioning its wrist-based neural sensing technology as an additional data layer for Physical AI, with the aim of complementing vision-based training data with synchronized information associated with human movement and muscle activation.

About Wearable Devices Ltd.

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s Mudra products are defining the neural input category both for wrist-worn devices and for brain-computer interfaces, enabling touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and XR, and provides enterprise partners with advanced input solutions for immersive and interactive environments. The ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Expanding into Physical AI, the Company’s wearable neural sensing layer enriches human-generated training data for robotics and advanced physical systems; Kavana is the Company’s Physical AI business unit - for more information, visit kavana.tech. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. federal securities laws. Forward-looking statements include statements regarding the anticipated implementation and expansion of the collaboration between Wearable Devices and Encord; planned data collection, testing and integration; the potential benefits of combining neuromuscular and visual information; the quality and potential uses of multimodal training datasets and other processing outputs; potential applications in Physical AI and robotics; potential demand from third-party developers; and potential future device sales, usage-based compensation and other commercial opportunities.

Forward-looking statements are based on current expectations, assumptions and beliefs and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the parties to implement and maintain the collaboration and successfully collect, synchronize and combine neuromuscular and visual data; whether the resulting data provides the anticipated technical benefits; the technical performance and commercial acceptance of resulting datasets, products or services; the ability to agree on additional commercial terms and obtain approvals where required; compliance with applicable privacy, biometric-data and other laws and the availability of required participant consents and third-party rights; market demand for Physical AI solutions; competition; technological developments; and the other risks and uncertainties described in Wearable Devices’ filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements. Wearable Devices undertakes no obligation to update any forward-looking statement except as required by applicable law.

Investor Relations Contact: Michal Efraty

IR@wearabledevices.co.il